UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BCSB Bancorp Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

055367106
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Persons.

Delaware Charter Guarantee & Trust Company dba Principal Trust Company

2. Check the Appropriate Box if a Member of a Group:

(a) ☐

(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		
	5. Sole Voting Power:	**0**
	6. Shared Voting Power:	**194,464**
	7. Sole Dispositive Power:	**0**
	8. Shared Dispositive Power:	**194,464**

9. Aggregate Amount Beneficially owned by Each Reporting Person

194,464

10. Check if Aggregate Amount in Row (9) Excludes Certain Shares:

☐

11. Percent of Class Represented by Amount in Row (9):

6.11%

12. Type of Reporting Person:

EP

Name of Reporting Persons.

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Trustee for the **Baltimore County Savings Bank Employee Stock Ownership Plan**

2. Check the Appropriate Box if a Member of a Group:

(a) ☐

(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power:	**0**
	6. Shared Voting Power:	**177,372**
	7. Sole Dispositive Power:	**0**
	8. Shared Dispositive Power:	**177,372**

9. Aggregate Amount Beneficially owned by Each Reporting Person
177,372

10. Check if Aggregate Amount in Row (9) Excludes Certain Shares:
☐

11. Percent of Class Represented by Amount in Row (9):
5.57%

12. Type of Reporting Person:
EP

Item 1.

(a) Name of Issuer: **BCSB Bancorp Inc.**

(b) Address of Issuer's Principal Executive Offices: **4111 E Joppa Rd, Suite 300**
Baltimore MD 21236-2289

Item 2.

(a) – (c) Name, Principal Business Address and Citizenship of Person Filing:

Delaware Charter Guarantee & Trust Company dba Principal Trust Company
Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Trustee
for the **Baltimore County Savings Bank Employee Stock Ownership Plan**
1013 Centre Road Ste 300
Wilmington DE 19805-1265

Citizenship: **Delaware**

(d) Title of Class of Securities: **Common Stock, par value $0.01 per share**

(e) CUSIP Number: **055367106**

Item 3. If this statement is filed pursuant to Rule 13D-1(b) or 13D-2(b) or (c), check whether the person filing is a:

(f) ☒ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) The **Baltimore County Savings Bank 401(k) Plan ("401(k) Plan"), and the Baltimore County Savings Bank Employee Stock Ownership Plan ("ESOP Plan")** (collectively, the "Plans") are subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Delaware Charter Guarantee & Trust Company dba Principal Trust Company acts as the Trustee of the **401(k) Plan Trust, and ESOP Plan Trust** (collectively, the "Trusts"). As of December 31, 2012, the 401(k) Plan, Trust held 17,092 shares of the Issuer's common stock and ESOP Plan Trust held 177,372 shares of the Issuer's common stock for an aggregate of 194,464 shares of the Issuer's common stock. The securities reported include all shares held of record by the Trustee. The Trustee follows the directions of the Employer, **BCSB Bancorp Inc.** (the "Employer"), or other parties designated in the trust agreement between the Employer and the Trustee, with respect to voting and disposition of shares. The Trustee, however, is subject to fiduciary duties under ERISA. The Trustee disclaims beneficial ownership of the shares of common stock that are the subject of this Schedule 13G.

(b) The **194,464** shares of common stock held by the Trustee represent **6.11%** of the Issuer's outstanding shares of common stock. The **177,372** shares of common stock held by the Trustee represent **5.57%** of the Issuer's outstanding shares of common stock. The percent of class is based on shares outstanding as of December 31, 2012, as provided by the Issuer.

(c) **Delaware Charter Guarantee & Trust Company dba Principal Trust Company**

Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	**0**
(ii)	Shared power to vote or direct the vote:	**194,464**
(iii)	Sole power to dispose or direct the disposition of:	**0**
(iv)	Shared power to dispose or direct the disposition of:	**194,464**

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Trustee for the **Baltimore County Savings Bank Employee Stock Ownership Plan**

Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	**0**
(ii)	Shared power to vote or direct the vote:	**177,372**
(iii)	Sole power to dispose or direct the disposition of:	**0**
(iv)	Shared power to dispose or direct the disposition of:	**177,372**

Item 5. Ownership of Five Percent or Less of Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of having or influencing the control of the issuer of the securities and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Exhibits.

Exhibit 99 Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Delaware Charter Guarantee & Trust Company

/s/ Kristin M. Camp

Kristin M. Camp
Vice President, Operations
February *14*, 2013

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Trustee for the **Baltimore County Savings Bank Employee Stock Ownership Plan**

/s/ Kristin M. Camp

Kristin M. Camp
Vice President, Operations
February *14*, 2013

Exhibit 99

**AGREEMENT RELATING TO FILING OF
JOINT STATEMENT PURSUANT TO
RULE 13D-1(k) UNDER THE
SECURITIES ACT OF 1934, AS AMENDED**

The undersigned agree to the Statement on Schedule 13G to which this Agreement is attached is filed on behalf of each of them.

Date: February 14, 2013

Delaware Charter Guarantee & Trust Company

By: /s/ Kristin M. Camp February 14, 2013
Kristin M. Camp
Vice President, Operations

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Trustee for the Baltimore County Savings Bank Employee Stock Ownership Plan

By: /s/ Kristin M. Camp February 14, 2013
Kristin M. Camp
Vice President, Operations